BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. RESUMES DRILLING ON ITS LOUISIANA GAS PROJECT AFTER HURRICANE RITA

TORONTO, ON – September 28, 2005, Bontan Oil and Gas Corporation, a wholly – owned subsidiary of Bontan Corporation Inc. (OTCBB:  BNTNF) (“Bontan”), is pleased to report that Hurricane Rita caused no structural damage to either the rig or drilling site of the initial well located in Calcasieu Parish, LA.  Drilling personnel who were evacuated for safety reasons are now back on site and drilling operations have now resumed as planned.

The initial well depth is currently at around 11,900’ and should reach the proposed total depth of 15,300’ within 20-25 days.  The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE).

Brammer Engineering, Inc. of Shreveport, LA is the engineering manager of the gas exploration project in eastern Calcasieu Parish, Louisiana and is managing drilling operations conducted by Grey Wolf, Inc. (AMEX:  GW) of Houston, TX for the initial test well.

Bontan will continue to release weekly reports during the drilling period, with other announcements as operational activities dictate and upon achieving target depth.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB:  BNTNF] is a North American based oil and gas exploration company seeking high returns with minimal risks. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Bontan operates, backs and invests in major exploration and exploitation projects run and organized by highly regarded geologists, geophysicists and executives.  The company operates on a worldwide scope and scale, seeking maximum returns for its shareholders.  Through its wholly owned subsidiary, Bontan Oil and Gas Corporation, Bontan seeks highly visible opportunities that offer exciting and attractive propositions in countries around the globe with a history of oil and gas production.

For further information, please contact Kam Shah, CEO and CFO at 416-929-1806.  To find out more about Bontan Corporation Inc. [OTCBB:  BNTNF], visit our website at www.bontancorporation.com.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.  This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  In particular, when used in the preceding discussion, the words “plans”, “confident that”, “believe”, “expect”, or “intend to”, and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the statements within the meaning of the Act and are subject to the safe harbor created by the Act.  Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.